UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 2 January, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                                         Customer at the center of KPN’s new organization, dated 2 January 2007.

Press release

Customer at the center of	Date
KPN’s new organization	2 January 2007

Number
001pe

KPN has kicked off 2007 with a new organizational structure built around the customer rather than around technology and products. Its former fixed and mobile divisions have now made way for the new business and consumer customer segments. The main reason for the changeover is that in today’s telecommunications world, where distinctions between technologies are rapidly blurring, what customers want is one-stop shopping. For business customers in particular, this has long been an issue.

KPN CEO Ad Scheepbouwer explains: “The shift to a new multimedia environment is in keeping with KPN’s strategy of making customers and their needs the focus of our range of services, customer relations and marketing approach. We believe this can contribute significantly towards increasing our market share, sales and profitability.”

KPN’s organization in the Netherlands comprises three other segments besides business and consumer customers: Wholesale & Operations, IT Netherlands and the Corporate Center. As of January 1, 2007, KPN B.V. will offer the mobile and fixed services formerly offered by KPN Mobile The Netherlands B.V. and KPN Telecom B.V. as these two companies merged.

The mobile subsidiaries E-Plus in Germany and Base in Belgium are a part of Mobile International.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 5, 2007	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel